

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

John Farlinger
Chief Executive Officer
Assure Holdings Corp.
7887 East Belleview Avenue, Suite 500
Denver, Colorado 80111

      Re: Assure Holdings Corp.
          Registration Statement on Form S-1
          Filed January 27, 2023
          File No. 333-269438

Dear John Farlinger:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: Jason K. Brenkert